Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Nine Months Ended September 30, 2006	Years Ended December 31,
		2005	2004	2003	2002	2001
	(Dollars in millions)
Income (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$372	$(760)	$(1,706)	$(1,832)	$(20,115)	$(7,362)
Add: estimated fixed charges	974	1,648	1,678	1,936	1,998	1,856
Add: estimated amortization of capitalized interest	10	14	13	14	15	15
Less: interest capitalized	(10)	(13)	(12)	(19)	(41)	(187)

Total earnings available for fixed charges	$1,346	$889	$(27)	$99	$(18,143)	$(5,678)

Estimate of interest factor on rentals	$79	$152	$135	$160	$168	$232
Interest expense, including amortization of premiums, discounts and debt issuance costs	885	1,483	1,531	1,757	1,789	1,437
Interest capitalized	10	13	12	19	41	187

Total fixed charges	$974	$1,648	$1,678	$1,936	$1,998	$1,856

Ratio of earnings to fixed charges	1.4	nm	nm	nm	nm	nm
Additional pre-tax income needed for earnings to cover total fixed charges	$—	$759	$1,705	$1,837	$20,141	$7,534

nm—negative ratios or ratios less than 1.0 are considered not meaningful